UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Human Genome Sciences, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   444903108
                                   ---------
                                 (CUSIP Number)

                                December 18, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]  Rule 13d-1(b)

 [X]  Rule 13d-1(c)

 [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.    444903108


1    Name of Reporting Person:    Taube Hodson Stonex Partners Limited
     I.R.S. Identification No. of above person (entities only):   Not Applicable


2    Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
                                                                          (b)[X]

3    SEC Use Only

4    Citizenship or Place of Organization:  England

NUMBER OF       5    Sole Voting Power:  6,929,418 shares
SHARES
BENEFICIALLY    6    Shared Voting Power:  -0-
OWNED BY
EACH            7    Sole Dispositive Power:  6,929,418 shares
REPORTING
PERSON          8    Shared Dispositive Power:  -0-
WITH

9    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                6,929,418 shares

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]

11   Percent of Class Represented by Amount in Row (9):  5.2642%*

12   Type of Reporting Person:    IA




*On December 18, 2006 there were 131,644,000 shares of Common Stock outstanding.


                               Page 2 of 5 Pages

Item 1.

(a)     Name of Issuer: Human Genome Sciences, Inc.

(b)     Address of Issuer's Principal Executive Offices: 14200 Shady Grove Road
                                                         Rockville
                                                         Maryland 20850-7464


Item 2.

(a)     Name of Person Filing: Taube Hudson Stonex Partners Limited

(b)     Address of Principal Business Office
        or, if none, Residence:                    Cassini House 1st Floor
                                                   57-59 St. James's Street
                                                   London, SW1A 1LD
                                                   England

(c) Citizenship: England

(d) Title of Class of Securities: Common Stock, par value $.10 per share

(e) CUSIP Number: 444903108

Item 3.

        Not Applicable

Item 4.  Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned (as of December 18, 2006): 6,929,418 shares

(b) Percent of class: 5.2642%

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






(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: 6,929,418 shares

        (ii) shared power to vote or to direct the vote: -0-

        (iii) sole power to dispose or to direct the disposition of: 6,929,418 shares

        (iv) shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class


        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.

Item 8. Identification and Classification of Members of the Group

               Not Applicable.

Item 9. Notice of Dissolution of Group

               Not Applicable.


                               Page 4 of 5 Pages

Item 10. Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2006                    TAUBE HODSON STONEX PARTNERS LIMITED



                                            By:/s/ James Cameron
                                               -----------------
                                               James Cameron - Company Secretary



                               Page 5 of 5 Pages